U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
      EXCHANGE ACT OF 1934 (No Fee Required)

      For the fiscal year ended December 31, 2001

                                       or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (No Fee Required)

      For  the  transition  period  from  ______________  to  ______________

                         Commission File Number 1-12432

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                American Power Conversion Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      American Power Conversion Corporation
                              132 Fairgrounds Road
                       West Kingston, Rhode Island  02892

                              REQUIRED INFORMATION



A.  Financial Statements and Schedules                               Page

      Independent Auditors' Report                                     5

      Statements of Net Assets Available for Plan Benefits
       as of December 31, 2001 and 2000                                6

      Statements of Changes in Net Assets Available for Plan
       Benefits for the Years Ended December 31, 2001 and 2000         7

      Notes to Financial Statements                                  8-12

      Schedule I  - Schedule of Assets Held for Investment
                    Purposes as of December 31, 2001                  13

      Schedule II - Schedule of Nonexempt Transactions                14


B.  Exhibit Listing

      Exhibit
      Number          Description

      23              Consent of KPMG LLP




                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefitplan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                AMERICAN POWER CONVERSION CORPORATION 401(K) PLAN
                                 (Name of Plan)

                                        Date: July 1, 2002



                               /s/ Donald M. Muir
                -------------------------------------------------
                     Donald M. Muir, Chief Financial Officer
                  (principal financial and accounting officer)

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(K) PLAN
                           December 31, 2001 and 2000


                                Table of Contents



                                                                     Page

Independent Auditors' Report                                           5

Statements of Net Assets Available for Plan Benefits                   6

Statements of Changes in Net Assets Available for Plan Benefits        7

Notes to Financial Statements                                         8-12

Schedules

1 Schedule of Assets Held for Investment Purposes at End of Year       13

2 Schedule of Nonexempt Transactions                                   14



Note: Certain schedules as required by Section 103(b)(3) of the Employee Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

                          Independent Auditors' Report


The 401(k) Plan Committee
American Power Conversion Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of
December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2001, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Providence, Rhode Island
May 17, 2002


               AMERICAN POWER CONVERSION CORPORATION
                            401(k) PLAN

       Statements of Net Assets Available for Plan Benefits

                    December 31, 2001 and 2000


                                                  2001          2000


Cash                                           $16,576        $5,551
Receivables:
  Employer's contribution                      231,031       337,605
  Accrued income                                28,098        24,260
  Participants' contributions                   25,719        15,796

                                               301,424       383,212

Investments (note 3):
  American Power Conversion Corporation
   common stock                             11,577,849     6,553,135
  Investments in common/collective
   trusts:
    Merrill Lynch Equity Index Trust         1,585,608     1,255,357
    Merrill Lynch Retirement
     Preservation Trust                      1,494,006     1,060,211

                                             3,079,614     2,315,568

 Mutual Funds:
    Blackrock Small Cap Growth               1,797,916     1,941,468
    Alliance Bond Fund Corporate               895,651       524,851
    Merrill Lynch Equity Income Fund
     Class A                                 1,456,492     1,114,505
    Merrill Lynch Growth Fund
     Class A                                         -     2,902,256
    Merrill Lynch Fundamental Growth Fund
     Class A                                 2,645,505             -
    Ivy International Fund                   1,541,169     1,589,755
    MFS Massachusetts Investors Growth       2,405,264     2,302,778
    Merrill Lynch Basic Value Fund
     Class A                                 2,388,714     2,011,108

                                            13,130,711    12,386,721

 Loans to participants                         607,400       454,899

       Total investments                    28,395,574    21,710,323

       Net assets available for
        plan benefits                      $28,696,998   $22,093,535


See accompanying notes to financial statements.


               AMERICAN POWER CONVERSION CORPORATION
                            401(k) PLAN

  Statements of Changes in Net Assets Available for Plan Benefits

              Years ended December 31, 2001 and 2000


                                                  2001          2000


Additions (deductions) to net assets
 attributed to:
  Investment income (loss):
    Net realized gains (losses)              $(113,874)     $763,599
    Net unrealized losses                   (1,437,293)  (10,734,214)
    Interest                                    45,287        39,964
    Dividends                                  433,634     2,116,864

                                            (1,072,246)   (7,813,787)

 Contributions:
    Participants                             6,153,265     5,817,167
    Employer                                 3,332,109     3,320,992

                                             9,485,374     9,138,159

     Total additions                         8,413,128     1,324,372

Deductions from net assets
 attributed to:

  Benefits paid to participants              1,805,572     2,067,839

     Total deductions                        1,805,572     2,067,839

     Net increase (decrease)
      prior to other                         6,607,556      (743,467)

Other                                           (4,093)      (26,461)

     Net increase (decrease) in net
      assets available for benefits          6,603,463      (769,928)

Net assets available for benefits:
  Beginning of year                         22,093,535    22,863,463

  End of year                              $28,696,998   $22,093,535



See accompanying notes to financial statements.

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000





(1) Description of Plan

    The following brief description of the American Power Conversion Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a) General

       The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the Company) employees who have completed at least 45 days of service with the Company. The Plan covers all employees working for the Company and the Participating Affiliates, APC America, Inc., APC Sales and Service Corporation and Systems Enhancement Corporation, except those employees who are members of a union who bargained separately for retirement benefits during negotiations. Beginning on January 1, 2001, the Plan also covers the U.S. employees of Advanced Power, Inc., ABL Electronics Corp. and Airflow Company. The assets of any plans previously covering the employees of the acquired entities have not been transferred to the Plan as of the end of the 2001 plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   (b) Contributions

       The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is the lesser of 15% of annual gross compensation or the limit established by the IRS ($10,500 for 2001 and $10,500 for 2000). The Company may match this salary savings contribution at a rate of up to 100% of the first 3%, and during 1999, the Plan was amended to match up to 50% of the next 3% of the participant's salary and wage compensation, excluding bonuses, commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions. Matching contributions are subject to a maximum amount of 6% per participant. The Company may also make discretionary profit-sharing contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation common stock Fund.

       There were no discretionary contributions made for the 2001 or 2000 Plan year.

   (c) Vesting

       Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions. Furthermore, the Plan was amended in 1999, such that participants are immediately vested in employer matching contributions and the related earnings. However, any discretionary (profit-sharing) contributions vest on a schedule of 25% after 2 years of service, and an additional 25% per year thereafter until 100% vesting is reached after 5 years of service.

   (d) Loans to Participants

       Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type (Prime plus 1%) with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. A participant may not have more than one loan outstanding at any time.

   (e) Payment of Benefits

       Upon termination from the Plan, a participant's vested accrued benefits in his or her account shall be distributed, as elected by the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $5,000, in periodic installments not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse. Distributions may also be made in cash or in kind, or part cash and part in kind over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse.

   (f) Hardship Withdrawal

       The Plan provides for hardship withdrawals, as defined by the Plan, from the participant's account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of 12 months following the date of the withdrawal.

   (g) Forfeitures

       Forfeitures related to discretionary contributions are allocated to remaining participants in the succeeding plan year in the ratio that the compensation of each participant for the plan year bears to the total compensation of all participants entitled to share in the contributions so long as the forfeiture allocation group meets the requirements of Code Section 410(b). If the forfeiture allocation group does not meet the requirements of Code Section 410(b), then the trustee shall allocate non-highly compensated participants in the forfeiture allocation group an amount in the ratio that such non-highly compensation of all non-highly compensated participants in the group. No forfeiture allocations are made to highly compensated employees.

(2) Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

   (b) Investments

       Investments are stated at aggregate fair market values. Loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   (c) Expenses

       All expenses of the Plan are paid by the Company in accordance with the Plan agreement, with the exception of loan set-up fees, which are paid by each participant receiving a loan, and are paid out of the participant's account. In 2001 and 2000, these administrative expenses totaled $4,093 and $3,854, respectively, and are included in the "Statement of Changes in Net Assets Available for Plan Benefits" under the heading "Other".

   (d) Payment of Benefits

       Benefits are recorded when paid.



(3) Investments

    The Plan's investments are held in trust and managed by Merrill Lynch. Participants may direct employer and employee contributions into any of the investment options listed below. The following table summarizes the investments held by Merrill Lynch at December 31, 2001 and 2000. Investments representing 5% or more of net assets available for plan benefits are indicated by an asterisk (*).



                                          2001                          2000
                               Number of      Fair market     Number of    Fair market
                                 shares          value          shares        value
  American Power Conversion
   Corporation common stock
   (See note 4)                  800,681     $11,577,849 *      529,546    $6,553,135 *
  Merrill Lynch Equity Index
   Trust                          19,672       1,585,608 *       13,679     1,255,357 *
  Merrill Lynch Retirement
   Preservation Trust          1,494,006       1,494,006 *    1,060,211     1,060,211
  Blackrock Small Cap Growth     143,718       1,797,916 *      101,382     1,941,468 *
  Alliance Bond Fund              73,114         895,651         42,880       524,851
   Corporate
  Merrill Lynch Equity Income
   Fund Class A                  125,776       1,456,492 *       87,139     1,114,505 *
  Merrill Lynch Growth Fund
   Class A                             -               -        139,599     2,902,256 *
  Merrill Lynch Fundamental
   Growth Fund Class A           146,080       2,645,505 *            -             -
  Ivy International Fund          74,489       1,541,169 *       60,678     1,589,755 *
  MFS Massachusetts
   Investor Growth               186,599       2,405,264 *      134,351     2,302,778 *
  Merrill Lynch Basic Value
   Fund Class A                   81,582       2,388,714 *       61,277     2,011,108 *


    A brief description of each fund's investment objective follows:

       Merrill Lynch Equity Index Trust invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

       Merrill Lynch Retirement Preservation Trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds.

       Blackrock Small Cap Growth is designed for investors aggressively seeking long-term growth from small company stocks, which may exhibit a higher degree of price volatility than stocks of larger companies with longer earnings histories.

       Alliance Bond Fund Corporate seeks income; capital appreciation is secondary. The fund normally invests at least 65% of assets in investment-grade debt securities. It may hold corporate bonds, convertibles, US government obligations, and dollar denominated foreign debt.

       Merrill Lynch Equity Income Fund Class A provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the Standard & Poor's 500 Composite Stock Price Index. Total return is the aggregate of income and capital value changes.

       Merrill Lynch Fundamental Growth Fund, Inc. Class A seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

       Ivy International Fund seeks long-term capital growth; current income is a secondary consideration. The Fund normally invests at least 65% of assets in common stocks issued in at least three countries.

       MFS Massachusetts Investors Growth seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

       Merrill Lynch Basic Value Fund Class A seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

    American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Merrill Lynch purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market.

(4) Nonparticipant-Directed Investments

    The employer matching contribution is entirely directed to purchasing shares of common stock of American Power Conversion Corporation. However, once the employer match is invested in this fund the participant may reallocate the investment to any of the other funds in the plan restricted only by the closed employee stock trading periods. Furthermore, employees may elect to direct a portion of their 401(k) contribution towards purchasing shares of common stock of American Power Conversion Corporation.

    Information about the net assets and the components of the changes in net assets relating to shares of common stock of American Power Conversion Corporation is as follows:



                                                  December 31,
                                                2001             2000
    Net assets:
    American Power Conversion Corp.
     common stock                        $11,811,194       $6,893,030

    Changes in net assets:
    Contributions                         $4,453,629       $4,205,991
    Net realized gains                       180,933          648,231
    Net unrealized gains (losses)          1,273,783       (7,074,647)
    Benefits paid to participants           (711,566)        (790,779)
    Interest on outstanding
     participant loans                        10,285            6,992
    Net interfund transfers (out) in        (346,620)         288,159
    Loan repayments                           57,720           37,144

                                          $4,918,164      $(2,678,909)


(5) Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be fully vested in their accounts.

(6) Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated October 6, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Related-Party Transactions

    Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(8) Realized/Unrealized Gains and Losses

    Net realized and unrealized gains and (losses) by investment type for the year ended December 31, 2001 were comprised of the following:

                                  Realized        Unrealized
    Common stocks                 $180,932        $1,273,783
    Common/collective trusts       (16,666)         (141,705)
    Mutual funds                  (278,140)       (2,569,371)

        Total                    $(113,874)      $(1,437,293)

                                                                      Schedule 1



                           AMERICAN POWER CONVERSION CORPORATION
                                        401(k) PLAN

              Schedule of Assets Held for Investment Purposes at End of Year

                                     December 31, 2001

  Identity of issuer,
   borrower, lessor,             Description of                              Current
   or similar party               Investment                  Cost            Value


*American Power
  Conversion Corp.        Common Stock                     $10,255,473     $11,577,849
*Merrill Lynch            Equity Index Trust                 1,727,312       1,585,608
*Merrill Lynch            Retirement Preservation Trust      1,494,049       1,494,006
 Blackrock                Small Cap Growth                   2,475,511       1,797,916
 Alliance                 Bond Fund Corporate                  899,386         895,651
*Merrill Lynch            Equity Income Fund Class A         1,562,308       1,456,492
*Merrill Lynch            Fundamental Growth Fund Class A    3,896,899       2,645,505
 Ivy                      International Fund                 1,846,499       1,541,169
 MFS Massachusetts        Investors Growth                   2,925,904       2,405,264
*Merrill Lynch            Basic Value Fund Class A           2,609,159       2,388,714

*Loans to participants    Various loans with
 (192 loans)               interest rates
                           of 6.00% to 10.5%                         -         607,400

                                                           $29,692,500     $28,395,574

* Indicates a party-in-interest to the Plan.



See accompanying independent auditors' report.

                                                                      Schedule 2



                            AMERICAN POWER CONVERSION CORPORATION
                                         401(k) PLAN

                              Schedule of Nonexempt Transactions

                                 Year ended December 31, 2001




           Relationship
             of plan
             employer                                                Expenses          Current  Net
Identity     or other   Description                                  incurred    Cost   value   gain
of party     party-in-     of           Purchase   Selling  Lease      with       of     of      or
involved     interest   transaction       price     price   rental  transaction  asset  asset  (loss)

                        Overdue
                        employee
American                contributions
Power                   not timely
Conversion   Plan       remitted to
Corporation  Sponsor    the plan        $64,655 *   N/A      N/A       N/A       N/A    N/A    N/A


* This represents total amount of contributions that were withheld from employees, but not remitted timely into trust by the plan sponsor. The contributions were subsequently remitted to the trust.


See accompanying independent auditors' report.

                                                                      Exhibit 23







                              Accountants' Consent


The Board of Directors
American Power Conversion Corporation:
We consent to incorporation by reference in the registration statements of American Power Conversion Corporation on Form S-8 (File Nos. 33-25873, 33-54416, 333-32563, 333-78595, 333-80541, and 333-80569) of our report dated May 17,
2002, relating to the statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, and the related supplementary schedules, which report appears in the December 31, 2001 annual report on Form 11-K of the American Power Conversion Corporation 401(k) Plan.






Providence, Rhode Island                /s/ KPMG LLP
June 25, 2002